UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated September 23, 2011

Commission File Number: 333-146371

ARCELORMITTAL
(Translation of registrant’s name into English)

19 Avenue de la Liberté
L-2930 Luxembourg
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

ArcelorMittal hereby incorporates by reference the following information into this report on Form 6-K.

This report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-157658) and the prospectus incorporated therein, each dated March 3, 2009.

ArcelorMittal disclosed certain information regarding mineral reserves during “Investor Day” presentations on September 23, 2011.  Such information is included herein.

Methodology

The reserve calculations were made based on SEC Industry Guide 7 and Canadian National Instrument 43-101 standards.  Updated life of mine plans with discounted cash flows were prepared to support demonstration of economic viability for all ore reserve estimates.  The ore reserve estimates were prepared under the supervision of ArcelorMittal qualified personnel. Detailed independent audits are conducted on a regular basis.  Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis. ArcelorMittal owns less than 100% of certain mining operations; the estimates have not been adjusted to reflect lesser ownership interests.  Certain figures presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the figures that would be derived if the relevant calculations were based upon the rounded numbers.

Iron ore reserves: 2010 year-end estimates

Region	Proven reserves		Probable reserves
	Mtonnes	%Fe	Mtonnes	%Fe
Canada (excluding Baffinland)	2,250	29.2	100	28.5
Canada (Baffinland)	160	64.4	215	64.9
USA	548	20	33	19
Central America	194	27	114	31
South America	111	59	23	52
West Africa	-	-	22	61
TOTAL	3,263	30	507	46
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Iron ore reserves: 2010 year-end estimates – Eastern Europe and Central Asia

Region	Proven & probable reserves
	Mtonnes	%Fe
Eastern Europe	366	37
Central Asia	120	41
TOTAL	486	38
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Notes to table: Iron Ore Reserve estimates for Eastern Europe (Bosnia and Ukraine) and Central Asia (Kazakhstan) are reported only as aggregated proven and probable reserves because, due to the methodology used in these countries (former CIS code) to estimate reserves, the degree of assurance between the two categories cannot be readily defined.

Metallurgical coal reserves: 2010 year-end estimates

Coal	Proven reserves		Probable reserves
	Mtonnes	%Yield	Mtonnes	%Yield
Princeton	111	60	12	56
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Metallurgical Coal reserves: 2010 year-end estimates – Kazakhstan and Russia

Region	Proven & probable reserves
	Mtonnes	%Fe
Kazakhstan	193	46
Kuzbass (Russia)	32	65
TOTAL	225	48
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Notes to table: Metallurgical Coal Reserve estimates for Kazakhstan and Kuzbass (Russia) are reported only as aggregated proven and probable reserves because, due to the methodology used in these countries (former CIS code) to estimate reserves, the degree of assurance between the two categories cannot be readily defined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2011

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary